umicore

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

RECEIVED 2007 DEC 17 A 9:29

For the attention of Mr Paul M. Dudek

07028673

LegalCorp
Brussels, December 11, 2007

Dear Sir,

SUPPL

NV Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents:

The following press releases:

- "New step in implementing Umicore's commitment to sustainable development", dated September 28, 2007 ;
- "Acquisition of Delphi Catalyst completed", dated October 1, 2007;
- "Umicore wins European investor relations award", dated October 12, 2007;
- "Umicore Solar Team grabs number two spot in World Solar Challenge race" dated October 26, 2007;
- "Trading update Q3 2007" , October 30, 2007
- "Umicore announces further EUR 400 million share buy-back programme and intention to proceed with a 5 to 1 stock spilt", dated November 21, 2007;
- "Umicore launches Umicore Scientific Award", date December 4, 2007; and
- The convening notice to the extraordinary general meeting to be held on January 11th, 2008.

PROCESSED
DEC 20 2007
THOMSON FINANCIAL

Yours sincerely,

Umicore

Alain Palmers
Legal Counsel

Guy Verhaegen
Senior Legal Counsel

12/18

Encl.

Umicore
Naamloze vennootschap - Société Anonyme
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium

Tel +32 2 227 71 11
Fax +32 2 227 79 00
e-mail info@umicore.com
www.umicore.com

VAT BE401 574 852
RPM/RPR 0401 574 852
Bank 210-0052900-87
IBAN BE 67 2100 0529 0087 - BIC GEBABEBB

Registered Office Broekstraat 31 Rue du Marais, B-1000 Brussels, Belgium

umicore

Press-release 28 September 2007

New step in implementing Umicore's commitment to sustainable development

International materials-technology group Umicore has made a new important step in implementing its vision on sustainable development by signing an agreement on Friday with two key international trade unions on the global Group-wide implementation of its policies on human rights, equal opportunities, labour conditions, ethical conduct and environmental protection.

The Group has always recognized that its commitment to financial success must also take into account the broader economic, environmental and social impact of its operations, which have been translated in a set of social and environmental targets on which the company reports every year in its "Annual report to shareholders and society".

As Umicore has completed its transformation into an international materials-technology company active on all continents, and employing more than 14,000 people, its social and environmental responsibilities have also become global. The implementation of those duties is part of a framework of constructive internal dialogue and open communication.

The agreement signed today with the International Metalworkers' Federation and the International Federation of Chemical, Energy, Mine and General Workers' Unions will allow both trade unions to participate constructively in the pursuit of these objectives. A joint monitoring committee composed of both parties will see to the implementation of the "Sustainable Development Agreement".

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 71 28
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23
TRB : 85382

umicore

Press-release 1 October 2007

Acquisition of Delphi Catalyst completed

Umicore today confirmed that the transaction to acquire the automotive catalyst business of Delphi Corp. has been completed. Regulatory clearance for the transaction has already been obtained. A dedicated team has been established to ensure a swift and smooth integration of the acquired activities within Umicore's Automotive Catalysts business unit.

Commenting on the completion of the deal, Umicore's Executive Vice-President of Automotive Catalysts, Marc Grynberg said: "This deal represents another significant step forward for our business. The combination of the activities enables us to further broaden our customer base and to extend the product offering to our existing customers. It also provides opportunities to share best practices in terms of product and process technology. We are excited by the potential that the combination offers and we are very much looking forward to working with our new colleagues in the further development of our business."

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 71 28
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23
TRB : 85382

umicore

Press-release 12 October 2007

Umicore wins European investor relations award

On 11 October Umicore was awarded the prize of *Best Investor Relations* at the *IR Magazine Continental Europe Awards* in Paris, France. Umicore received this award in the category of the *Non-FT Global 250 Company* group and the prize was shared with Dutch semiconductor company ASML. The awards are based on an independent poll of more than 500 investors and analysts covering a wide range of criteria including quality and consistency of financial information, access to management and transparency.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 71 28
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23
TRB : 85382

umicore

Press-release 26 October 2007

Umicore Solar Team grabs number two spot in World Solar Challenge race

Belgian materials-technology group Umicore was thrilled by the news that the Umicore Solar Team had grabbed the number two spot during the 20th anniversary of the Panasonic World Solar Challenge, a 3.000 km long race connecting the north and south of Australia, with nothing more than the sun to power the vehicles.

Umicore, the main sponsor of the team, has been impressed by the drive, dedication and sheer professionalism of this group of 14 students and recently graduated engineers who have dedicated 18 months to design, build and actually drive a solar car across the harsh Australian outback.

If nothing else, the result of the race marks a tribute to what the dedication of young minds can achieve. The team will be making a tour across Belgium during the summer of 2008 to demonstrate the technical excellence of their vehicle.

"We are immensely proud of the achievements of the team. Not only did they put up a magnificent performance, they acted as true ambassadors of how solar energy can help turn our society in a more sustainable one." Umicore Chief Technology Officer Marc Van Sande said.

Umicore again supplied the germanium substrates to power the vehicle which looks increasingly like a regular car, including a sophisticated suspension and lights. The driver for example has to be able to exit the car without assistance and safety rules require bars fitted into the frame to protect the driver.

The Umicore Solar Team was the first Belgian team to take part in the 2005 edition of the race, grabbing the 11th spot.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 71 28
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23
TRB : 85382

TRADING UPDATE Q3 2007

Highlights

Umicore's businesses continued to perform well in the third quarter. Overall revenues were up by 9% compared with the same period in 2006.

- Revenues in Advanced Materials were up by 3%, with germanium semi-conductor substrates recording the strongest growth.
- Good growth was experienced in the Precious Metals Products and Catalysts business with revenues up by 12%, despite lower sales volumes in North America for Automotive Catalysts.
- Revenues in Precious Metals Services were 1% down, with market conditions remaining strong.
- Zinc Specialties revenues were 25% up as a result of higher premiums in Zinc Chemicals

Positive operating cash flows in the period were supplemented by a reduction in working capital requirements.

Some €120 million worth of Umicore shares have been purchased as part of the company's announced €150 million share buy-back programme. Umicore intends to complete the remaining purchases in the coming weeks.

The acquisition of Delphi Catalysts was closed on 29 September and the integration of the operations is progressing smoothly.

Nyrstar was floated on 29 October. The proceeds for Umicore from the operation (net of transaction costs) are expected to be approximately €680 million, potentially rising to €780 million should the greenshoe option be fully exercised.

Outlook

Umicore confirms its expectation for full year recurring EBIT for continued operations in the range of € 345 million to € 365 million.

This compares with 2006 recurring EBIT of € 329.4 million

<u>Note :</u> All the comparisons are made with the third quarter 2006 unless mentioned otherwise.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 71 28
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23
TRB : 85382

ADVANCED MATERIALS

Revenues were up by 3%, corrected for the move of Zinc Battery Materials to Zinc Specialties.

Cobalt & Specialty Materials

In **Rechargeable Battery Materials** sales of lithium cobaltite have remained stable through the year but were slightly lower in the third quarter than in the very strong corresponding period in 2006.

In **Tool Materials** the business recorded steady volume growth, largely due to continued strong demand from tool producers in Europe and Asia. Overall premiums were also better year-on-year.

The **Ceramics and Chemicals** activities continued to perform strongly across most product and service areas. Lower levels of imports from China into Europe meant that sales volumes and premiums for cobalt products used in ceramics improved year-on-year. The acquisition of Corn. Van Loocke is scheduled to close in the course of November.

Electro-Optic Materials

Sales of **Substrates** continued to outstrip the levels of 2006. This is not only due to higher activity levels in the space sector but also due to the continued substitution of silicon-based solar cells for those based on germanium by the world's satellite manufacturers. The use of germanium substrates continues to grow in new applications.

In **Optics**, sales of germanium blanks improved further, especially as a result of higher demand from European customers. Sales of GASIR® optical assemblies were stable.

Umicore's ability to recycle germanium residues is becoming an increasingly important consideration for customers as the germanium price continues to rise.

Element Six Abrasives

Sales volumes and prices for diamond grit were down year-on-year. Sales of more advanced products for metalworking applications remained stable in the key automotive and machining markets. Demand from the oil and gas industry showed continued strength and the smaller woodworking segment also grew, in line with the global construction sector.

The contribution was affected negatively by the weakening of the U.S. dollar.

PRECIOUS METALS PRODUCTS & CATALYSTS

Revenues in Precious Metals Products and Catalysts were up by 12%.

Automotive Catalysts

Car production in North America slowed, following the inventory build in the first half. Umicore's operations also started to feel the impact of the previously announced volume reductions linked to the phasing out of one of its customers' platforms. As a result of recent awards, the North American business will see a full recovery by mid-2009.

In Europe, despite flat overall sales of light-duty vehicles, Umicore continued to perform well. This was the result of a good platform mix and the growing voluntary take-up of DPFs.

The volumes delivered by the Chinese operations continued to grow strongly, In Korea, the performance of Umicore's joint venture benefited from highly supportive market conditions coupled with its ability to offer a full technology range to local OEMs. The performance in the South American market was stable.

The acquisition of Delphi's automotive catalyst business was completed as expected on 29 September. The purchase price paid was USD 66 million, which differs from the originally agreed price of USD 75 million due to working capital and other closing adjustments. A final adjustment will be completed in the fourth quarter. The integration of the operations is proceeding swiftly.

Catalyst Technologies

Revenues in **Precious Metals Chemistry** continue to grow. The investment to further grow the business in Argentina will be finalized by 2008.

Umicore as well as its joint-venture SolviCore intensified their collaboration on promising **Fuel Cells** developments with the major automotive customers.

Technical Materials

Sales volumes for **Contact Materials** grew although there was some pressure on pricing. The volumes benefited from a broader global presence, especially in North America. The consolidation of the U.S. operations at the recently acquired site in Glens Falls has been completed.

BrazeTec recorded strong sales and stable margins. Good volume growth was recorded by the Chinese operations, mainly in the heating and ventilation segment, while the German based operations benefited from general growth in industrial demand. Sales of higher value-added brazing pastes and silver alloys grew further.

In **Platinum Engineered Materials** Sales of platinum equipment for the production of high quality glass were weaker than the comparable quarter in 2006. This is linked to the uneven, project-based pattern of orders through the year. On a year-to-date basis sales volumes are higher and revenues remain strong, despite currency headwinds. The previously announced precious metals free catalysts for the abatement of N_2O (nitrous oxide) have received a positive initial reaction from customers

Sales volumes in **Electronic Packaging Materials** increased compared to the equivalent period in 2006. The business line benefited from its leading position in die-attach products for power electronics and was also able to grow its position in Hermetic Sealing Materials (HSM) in North America and Asia.

Jewellery & Electroplating

The positive trends seen in the first half continued in **Jewellery & Industrial Metals**. Demand for silver products in Europe remains buoyant and sales, particularly of silver coin blanks, were well up year-on-year. Sales of gold products for jewellery applications continued to grow steadily.

The **Electroplating** business continued to show good growth in revenues. Sales of gold and platinum electrolytes for industrial use, as well as rhodium products for decorative applications developed positively. The capacity expansion investment for high temperature electrolysis products based on platinum remains on course for completion in 2008.

Thin Film Products

The **Optics and Wear Protection** activities recorded lower sales than in the first part of the year but remained well ahead of the previous year, primarily due to the integration of the Chinese optics operations.

Sales of **Electronics and Data Storage** products were slightly up compared with the previous year with a continued positive evolution in electronics more than offsetting sustained weakness in data storage.

In **Displays**, sales volumes of ITO targets were well up year on year but this could not compensate for significantly lower margins.

PRECIOUS METALS SERVICES

Revenues in Precious Metals Services were down by 1%.

Precious Metals Refining

The business unit continued to perform strongly, in line with the trends seen from the third quarter of 2006 and through the first half of 2007. The prices of the metals recovered by the Hoboken operation generally remained strong. The price of platinum increased, driven by a reduced supply of primary concentrates linked to mining issues in South-Africa.

Commercial conditions for the treatment of secondary materials remained buoyant, in line with the high demand for recycling in the current metal price environment. The intake of electronic scrap remained at a very high level. The supply of spent automotive catalysts continued to grow and additional leverage was obtained from Umicore's own collection network for this type of end-of-life material.

The investment in the new precious metals concentration operation is progressing according to plan.

Precious Metals Management

Sales and leases of physical metal increased year-on-year, reflecting the continued strong industrial demand for precious metals. Prices, notably of silver, gold and platinum increased further during the quarter. Deliveries of investment bars increased as investors sought the security of physical metal. The price volatility supported the performance of the trading activities, although not to the same extent as the corresponding period in 2006.

ZINC SPECIALTIES

Revenues in Zinc Specialties were up by 25%, corrected for the move of Zinc Battery Materials from Advanced Materials.

Zinc Chemicals

Sales volumes of fine zinc powders were below the levels in the corresponding period of 2006, particularly for paint-grade products. This was mainly due to a slow-down in demand from customers in Asia. Premiums remained well above the levels of 2006, more than compensating for the reduction in volumes. Sales volumes of zinc oxide were slightly higher than those of the previous year, while premiums for oxides in general remained high.

The titanium-oxide nano-powders activity (used for UV protection in skincare products), which was previously part of Umicore's R&D Venture Unit, will henceforth form part of the Zinc Chemicals business scope.

Building Products

Sales volumes recovered to the levels of the previous year after a very slow first half. Year-to-date sales volumes remained well below those of 2006. Although the zinc price decreased somewhat during the quarter, the volatility of the price movements were detrimental to the overall commercial conditions experienced by the business. In terms of product mix, the increased focus on higher value-added products continued.

Zinc Battery Materials

Overall sales volumes were well up, primarily due to increased sales from the European operation. The product mix was also better year-on-year leading to improved premiums. Sales volumes from the Chinese operation were slightly up but premiums were somewhat lower as a result of the reduction in export business.

CORPORATE ITEMS

Discontinued operations

Proceeds to Umicore of the IPO of Nyrstar are expected to be approximately €680 million (net of transaction costs). This would rise to €780 million should the greenshoe option be fully exercised. These proceeds are expected to lead to a net capital gain of somewhat more than €380 million (somewhat more than €440 million if the greenshoe option is fully exercised).

The impact of the unwinding of the residual zinc hedges that were previously part of Umicore's Zinc Alloys business is some €66 million. This unwinding operation has now been completed although it is only expected that some €25 million will be paid out in 2007. The remainder will be paid out in 2008, in line with the maturity dates of the unwound hedge contracts.

Share buy-back

As at 29 October Umicore has completed €120 million of its previously announced €150 million share buy-back programme. The number of shares currently held in treasury by the company stands at 1,421,517 or 5.45% of the total shares outstanding. It is Umicore's intention to complete the share buy-back programme in the coming weeks.

In the light of the proceeds to be received from the Nyrstar IPO, Umicore will be looking at further avenues in order to optimize the company's capital structure.

Cash flows and debt

Umicore generated positive cash flows in the third quarter as a result of strong operational performance and a reduction in working capital requirements. The company also contributed €93 million of its financial debt to Nyrstar.

umicore

For more information

Investor Relations:

Mr. Tim WEEKES – +32 2 227 73 98 – tim.weekes@umicore.com

Mr. Geoffroy RASKIN – +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS – +32 2 227 71 29 – +32 476 98 01 21 – bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.2 billion (€ 1.7 billion excluding metal) in 2006 and currently employs some 14,000 people.

A conference call and audio webcast will take place today at 09h30 CET in Brussels.

LIVE WEBCAST

The audio webcast can be accessed via following link:

http://wcc.webeventservices.com/view/wl/r.htm?e=96565&s=1&k=95ECAE3527865BBEC1D89EBFE33561E8&cb=genesys

CONFERENCE CALL

UK	+44 (0)20 7162 0025
US	+1 334 323 6201
Netherlands	+31 (0)20 7965 008
Belgium	+32 (0)2 290 14 07
Australia	+61 (0) 28 2239 543
Denmark	+45 3271 4607

Ireland	+353 (0)1 4364 106
Germany	+49 (0)695 8999 0507
Switzerland	+41 (0)434 5692 61
Finland	+358 (0)9 2313 9201
Portugal	+351 211 201 731
Luxembourg	+352 270 0073 408
Spain	+34 917 889 896
Italy	+39 023 0350 9003
France	+33 (0)1 7099 3208
Sweden	+46 (0)8 5052 0110
Austria	+43 (0)268 22 05 6292
Japan	+81 (0) 33 5708 615

Genesys recommend that participants start dialling in 5-10 minutes prior to ensure a timely start to the conference. Please be ready to state the name of the conference that you would like to attend. You will be asked for your details, such as name, company name and city location, before being connected to the conference.

For Q&A: Please press the number 1 on your telephone keypad to register for a question and the hash or pound key to withdraw a question during the Q&A session.

Please note that you can call for operator assistance at any time by pressing star followed by zero on your telephone.

umicore

Umicore announces further € 400 million share buy-back programme and intention to proceed with a 5 for 1 stock split

Share buy back

Umicore has completed its previously announced € 150 million share buy back programme. After reviewing the company's current growth programmes and in the context of further optimizing the Group's capital structure – particularly in the light of the proceeds received from the IPO of Nyrstar – Umicore's Board of Directors today decided to implement a further share repurchase programme for an amount of € 400 million.

Share cancellation

Umicore recently completed a final capital increase relating to subscription rights linked to its management stock option programmes. As a result, the total number of shares now stands at 26,197,325. All remaining subscription rights linked to stock options have been cancelled and all future exercise of stock options will henceforth be covered by shares held in treasury.

The company will propose to an Extraordinary General Meeting of shareholders to be held in February[1] that 1,197,325 of the shares held in treasury be cancelled. This would bring the total number of shares to 25,000,000. It is also required for the company to have the possibility of completing the € 400 million buy-back programme.

Stock split

At the same Extraordinary General Meeting of shareholders as proposed above, Umicore will seek approval for a stock split whereby every Umicore share will be divided into five Umicore shares. Following the proposed cancellation of shares this would bring the number of Umicore shares from 25,000,000 to 125,000,000. In line with Belgian legislation, all new shares delivered in the context of the proposed stock split would be delivered as 'dematerialised' shares (i.e. no physical shares would be delivered) or as shares registered with the company.

Earnings guidance

In the light of the continued strong performance of its businesses, Umicore expects full year recurring EBIT to be in the upper half of the previously stated range of € 345 million to € 365 million. This compares to 2006 recurring EBIT of € 329.4 million.

[1] The convening notice for the EGM will be issued on 11 December 2007. The EGM is scheduled for Friday 11 January 2008. However, as a quorum is unlikely to be reached for that meeting to vote on the agenda items proposed, a new meeting is likely to be required. This meeting is scheduled for Tuesday 5 February 2008, with convening notices published on Friday 11 January 2008.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 71 28
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23
TRB : 85382

umicore

Press-release

4 December 2007
Embargo until 18:00 CET

Umicore launches Umicore Scientific Award

Materials technology group Umicore has awarded its first *Umicore Scientific Award* to young French researcher Charles Delacourt for his work in the field of the electronic behaviour of lithium batteries which will help to improve the prospects of using this type of rechargeable battery in environmentally-friendly high-power hybrid vehicles.

By turning this into an annual event, Umicore aims to highlight the crucial role fundamental academic research has to play in industry and society as a whole: the scientific quest for intelligent energy-efficient solutions to store and generate power can help turn our society into a sustainable one.

Umicore invests more than 5% of its revenues in R&D and also fosters close ties with dozens of research institutions and universities around the world. A great deal of fundamental scientific research finds its way into its technologies.

Charles Delacourt's (Université de Picardie, Amiens, France) entry was one of 17 from all over Europe, including Italy, Switzerland, Belgium, France and Germany.

The prize, along with a cheque of € 10,000 was awarded to the winner in Brussels on 4 December.

The "*Umicore Scientific Award*" is granted to a PhD graduate that, through his/her research, has significantly contributed to science in those fields that are crucial for the future growth of both Umicore's business and the prospect of a sustainable society (fine particle technology/applications; sustainable technology for metal-containing compounds; sustainable energy related topics; catalysis and finally, economic or societal issues linked to metal-containing compounds).

Three additional "*Umicore Awards*" (each for an amount of € 2,500) were also granted to masters graduates from the University of Ghent (Jonas Feys, Henk Huisseune) and the Faculté Universitaire des Sciences Agronomiques de Gembloux (Julie Leclercq) that have made significant contributions in these fields.

Umicore wishes to thank its partners (both Belgian funds for scientific research, FWO and FNRS), for selecting the laureates and ensuring the scientific excellence of the awards.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 71 28
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23
TRB : 85382

umicore

RECEIVED
2007 DEC 17 A 9:23

For more information

Investor Relations:

Mr. Tim WEEKES – +32 2 227 73 98 – tim.weekes@umicore.com

Mr. Geoffroy RASKIN – +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS – +32 2 227 71 29 – +32 476 98 01 21 – bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.2 billion (€ 1.7 billion excluding metal) in 2006 and currently employs some 14,000 people.

umicore

LIMITED LIABILITY COMPANY
Registered office: rue du Marais 31 Broekstraat - 1000 Brussels
Company number 0401.574.852

Shareholders are invited to attend the extraordinary general meeting, which will be held on Friday 11 January 2008, at 9.00 a.m., at the registered office of Umicore, rue du Marais, Broekstraat 31, 1000 Brussels.

In order for the following resolutions to be validly adopted, the attendance conditions set out in Articles 558, 559, and 620 of the Company Code must be complied with, namely that the shareholders present or represented at the meeting must hold at least half of the capital.

From past experience, it is likely that this meeting will not have the required quorum and so will not be able to deliberate validly.

If this is the case, a new extraordinary general meeting of shareholders will be convened for Tuesday 5 February 2008, at 10 a.m. This extraordinary general meeting will deliberate irrespective of the number of shares present and represented.

In order to facilitate the keeping of the attendance list on 11 January 2008, the shareholders or their representatives will be invited to register as of 8 a.m.

AGENDA

1. ***Capital decrease with a view to deducting the untaxed reserves incorporated thereinto***

   Proposed resolution: capital decrease by an amount of fifty-five million, three hundred and eighteen thousand, one hundred and thirteen euros and twenty-six cents (EUR 55,318,113.26) to bring the capital from four hundred and sixty-six million, five hundred and fifty-eight thousand, two hundred and forty-two euros and seventy-four cents (EUR 466,558,242.74) to four hundred and eleven million, two hundred and forty thousand, one hundred and twenty-nine euros and forty-eight cents (EUR 411,240,129.48) by deduction of all untaxed reserves previously incorporated into the capital and their transfer to the account "Untaxed Reserves".

2. ***Capital increase***

   Proposed resolution: capital increase by an amount of eighty-eight million, seven hundred and fifty-nine thousand, eight hundred and seventy euros and fifty-two cents (EUR 88,759,870.52) to bring the capital from four hundred and eleven million, two hundred and forty thousand, one hundred and twenty-nine euros and forty-eight cents (EUR 411,240,129.48) to five hundred million euros (EUR 500,000,000) by deduction on the carried-forward benefit on the balance-sheet at thirty-one December two thousand and six and without issuance of new shares.

3. ***Cancellation of 1,197,325 treasury shares.***

   Proposed resolution: cancellation of one million, one hundred and ninety-seven thousand, three hundred and twenty-five (1,197,325) treasury shares held by the company, without reduction of the registered capital nor of the entry "Issuance premium" and with the

proportional cancellation of the reserve unavailable for distribution formed in accordance with Article 623 of the Companies code.

4. ***Modification of the articles of association***

Modification of article 5 of the articles of association relating to the capital.

Proposed resolution: replacement of article 5 of the articles of association by the following text:

"*The capital is set at five hundred million euros (500,000,000 EUR). It is represented by twenty-five million (25,000,000) fully paid up shares without nominal value.*"

Resolutions relating to the below proposals will be effective as from 29 February 2008.

5. ***Split of the shares by a factor of five.***

Proposed resolution: effective as from twenty-nine February two thousand and eight, split of each share resulting from the amalgamation of shares resolved upon by the general meeting of shareholders of twenty-six July nineteen hundred and eighty-nine by a factor of five, it being understood that the shares that were not subject to the amalgamation are not split.

Proposed resolution: acknowledgment that each pair of two shares held by the same shareholder that have not yet been subject to the amalgamation resolved upon by the general meeting of shareholders of twenty-six July nineteen hundred and eighty-nine is converted into one new share as a matter of law, as from twenty-nine February two thousand and eight.

6. ***Modification of the form of the shares as a result of the amalgamation of the shares and the exchange of old shares for new shares.***

Proposed resolution: effective twenty-ninth February two thousand and eight, replacement of all bearer shares, including the shares that have not yet been subject to the amalgamation resolved upon by the general meeting of shareholders of twenty-six July nineteen hundred and eighty-nine, by dematerialized shares or by registered shares.

7. ***Modification of the articles of association (effective as from twenty-nine February two thousand and eight.)***

7.1. Modification of article 5 of the articles of association relating to the capital.

Proposed resolution: replacement of article 5 of the articles of association by the following text:

"The capital is set at five hundred millions (500,000,000 EUR). It is represented by one hundred and twenty-five million (125,000,000) fully paid up shares without nominal value."

7.2. Modification of article 7 of the articles of association relating to the nature and ownership of the stock.

Proposed resolution: replacement of the first paragraph of article 7 of the articles of association by the following text:

"Shares which have not been fully paid up are registered shares. Fully paid up shares and other securities of the company are in registered or dematerialized form and all shareholders are entitled to request, at any time, at their expense, the conversion of their fully paid up shares from one form into the other form, within the limits of the law and without prejudice to the provisions set out in the last sentence of the second paragraph of Article 6."

Proposed resolution: deletion of the transitional provisions set out at the end of article 7.

7.3. Modification of article 16 of the articles of association relating to the convening of general meetings of shareholders.

Proposed resolution: replacement of the first sentence of the third paragraph by the following text:

"*The body which convenes a meeting shall designate the locations where the certificates for dematerialized securities, established by the approved account holder or the clearing house, are to be deposited.*"

7.4. Modification of article 17 of the articles of association relating to the conditions of admission to general meetings of shareholders.

Proposed resolution: replacement of item a) of the first paragraph of article 17 of the articles of association by the following text:

"*With respect to owners of dematerialized shares, the right to attend the meeting shall be conditional upon the deposit at the company or at one of the institutions indicated in the convening notices, at the latest six days before the meeting, of a certificate issued by an approved account holder or by the clearing institution, establishing the unavailability of the shares until the date of the meeting.*

If foreign financial institutions are indicated as locations where deposits can be made, these institutions are entitled to appoint, in their respective countries, other institutions where the certificates of unavailability of the dematerialized shares can also be validly deposited, and to publish a list hereof."

Proposed resolution: transformation of the second paragraph under item b) of article 17, into item c) and replacement of the latter by the following text:

"*If the last day set for the deposit of the unavailability certificates for dematerialized shares or the filing of attendance notice for registered shares is an official holiday, even if only for one of the cultural communities of Belgium, such a day will be moved backwards to the first preceding business day.*"

Proposed resolution: Renumbering item c) into item d) and replacement of this item by the following text:

"*In derogation of the conditions of admission set forth in items a) to c) of this article, the board of directors can decide that the shareholders are admitted to the general meeting of shareholders and can exercise their voting rights if the shareholders can prove that they were shareholders at midnight on the fifth business day before the date set for the general meeting of shareholders (the "record date"), regardless of the number of shares which they hold on the day of the general meeting of shareholders. The number of shares held by each owner of shares on the record date at midnight will be indicated in a register created by the Board of Directors for these purposes. The convening notice for the general meeting of shareholders shall mention the record date as well as the procedure to be followed by the shareholders in order to register.*"

Proposed resolution: deletion of the second paragraph of article 17 (starting and ending with: "*The convening notice for the general meeting ... to register*".).

Proposed resolution: replacement of the fifth paragraph of article 17 of the articles of association by the following text:

"*The owners of dematerialized shares or their proxies shall hand over the receipts of the certificates of unavailability issued in respect of the said shares.*"

7.5. Modification of article 18 of the articles of association relating to the conduct of the meetings of shareholders

Proposed resolution: replacement of the two last sentences of the third paragraph of article 18 of the articles of association by the following text:

"*Attendance formalities complied with for the first meeting, including the deposit of unavailability certificates for dematerialized shares, as well as the deposit of any proxy, shall remain valid for the second meeting. New attendance formalities will be authorized within the time periods stated in the articles of association.*".

7.6. Modification of article 24 of the articles of association containing transitional provisions concerning the split of the shares of the company.

Proposed resolution: replacement of article 24 of the articles of association by the following text:

"*For a transitional period, until such time as the amalgamation of shares resolved upon at the extraordinary general meeting of Shareholders of 26 July 1989 has been fully completed, each share resulting from the amalgamation of ten old shares and from the split by a factor of five approved by the general meeting of eleven January two thousand and eight shall entitle its holder to two votes, and each old share shall entitle its holder to half of any allocation made to one share in the case of a distribution of profits or assets. Subject to these reservations, all references in the articles of association to shares shall also cover old shares.*"

8. Acquisition of own shares

The authorisation granted by the extraordinary general meeting of shareholders held on 25 April 2007
- covers the acquisition of own shares existing prior to the proposal to the general meeting of shareholders to split the share by a factor of five;
- expires at the two thousand and eight ordinary general meeting.

Proposed resolution: authorization to the company to acquire on a regulated market, until the two thousand and nine ordinary general meeting of shareholders, own shares in the company, within the limits provided for by Articles 620 and following of the Company Code, at a price per share comprised between twenty euros (EUR 20) and two hundred and fifty euros (EUR 250).

Proposed resolution: in case of approval of the split of the shares by a factor of five by the extraordinary general meeting of shareholders, replacement of such authorization, as from twenty-nine February two thousand and eight by the following:
authorization to the company, as from twenty-nine February two thousand and eight, to acquire on a regulated market, until the two thousand and nine ordinary general meeting of

shareholders, own shares in the company, within the limits provided for by Articles 620 and following of the Company Code, at a price per share comprised between four euros (EUR 4) and seventy-five euros (EUR 75).

Proposed resolution: authorization to the company's subsidiaries to acquire on a regulated market, or in any other way whatsoever, shares in the company in accordance with the conditions of the authorisation granted to the company.

Conditions of admission to the extraordinary general meeting:

Pursuant to Article 536 of the Company Code and to Article 17 of the Articles of Association, and as a derogation of the conditions set forth in a) and b) of said Article 17, the board of directors has decided that the shareholders will be admitted to, and can vote at, the general meeting if the company can determine, on the basis of the evidence submitted in accordance with the procedure described below, that they were holding **on Friday 4 January 2008**, at midnight (Belgian time) (the "**Record Date**"), the shares of which they intend to exercise the voting rights at the shareholders meeting.

In order to establish towards Umicore that they hold their shares on the Record Date, the shareholders must proceed as follows:

For holders of registered shares:

A confirmation of the number of shares for which they want their shareholding to be established on the Record Date, must reach UMICORE **at the latest on Friday 4 January 2008 at midnight** (Belgian time)
By fax: +32 2 227 79 13
or By e-mail: bjorn.dejonghe@umicore.com; isabelle.fulop@umicore.com

The holding of the shares on the Record Date will be assessed by UMICORE on the basis of the entries in the book of registered shares.

For holders of printed bearer shares:

Holders of **printed bearer shares** must physically deposit the number of shares for which they want their shareholding to be established on the Record Date in a Belgian branch of one of the banks listed below, **at the latest on Friday 4 January 2008**, before the close of business at such branch.
The holding of the shares on the Record Date will be established on the basis of a confirmation of the deposit sent to Umicore by the relevant bank.

We would particularly like to draw your attention to the fact that as from 1 January 2008, pursuant to the Belgian Law relating to the dematerialization of bearer shares, the deposit of any printed bearer shares with a financial institution by a shareholder in view of participating in a general meeting will cause the automatic dematerialization of his/her bearer shares and their inscription on a dematerialized deposit account with such a financial institution. It will no longer be possible to deliver back printed bearer shares to shareholders if those shares have been deposited with a financial institution.

For holders of bearer shares on a deposit account (shares which will become dematerialized shares by a matter of law as from January 1, 2008)

Holders of **bearer shares on a deposit account** will have to notify one of the banks listed below of the number of shares for which they want their shareholding to be established on the Record Date, **at the latest on Friday 4 January at midnight** (Brussels time). The holding of the shares on the Record Date will be established on the basis of a confirmation sent to Umicore by the below banks.

FORTIS BANQUE/FORTIS BANK
BANQUE DEGROOF/BANK DEGROOF
DEXIA BANQUE/DEXIA BANK
ING
KBC BANK/KBC BANQUE
PETERCAM S.A.

The shareholders can **vote by post** in accordance with Article 19 of the articles of association. Postal votes must be cast on the form prepared by Umicore.

The postal voting form, as approved by the board of directors, may be obtained at the company's registered office or on the company website: www.umicore.com , or through the above-mentioned financial institutions.

The signed original of the postal voting form must reach the company's registered office (attention J. Beeckmans) by **Monday 7 January 2008 at the latest**.

The shareholders **can attend the meeting through a proxy holder.**

Proxy forms, as approved by the board of directors, may be obtained at the company's registered office, on the company website: www.umicore.com, or through the above-mentioned financial institutions.

Signed original proxies must reach the company's registered office (attention J. Beeckmans) by **Monday 7 January 2008 at the latest**.

The shareholder who wishes to vote by post or to be represented must, in any case, comply with the registration procedure described here above.

We remind you that, in accordance with Belgian Company Code, no one may participate in or be represented at the general meeting of shareholders if he/she/it is not the effective owner of the shares.

Access to the extraordinary general meeting will be given on presentation of the ID card or the passport of the shareholder or of the proxy holder.

END

The board of directors

P.S.
Shareholders can park their cars free of charge in Umicore Parking, rue des Comédiens, Komediantenstraat 14, 1000 Brussels.